SE 16000045

SEC MAIL PROCESSING
Received

JAN 29 2016

WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/14 (MM/DD/YY) AND ENDING 11/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STERLING GRACE MUNICIPAL SECURITES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 SUMMERHILL ROAD
(No. and Street)

SPOTSWOOD	NJ	08884
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES J. DIRSCHERL 732-251-2460
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOBEL & CO., LLC
(Name – *if individual, state last, first, middle name*)

293 EISENHOWER PKWY, SUITE 290	LIVINGSTON	NJ	07039-1711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark A. Doyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STERLING GRACE MUNICIPAL SECURITIES CORP., as of NOVEMBER 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE P VIERA
Notary Public
State of New Jersey
My Commission Expires Mar. 3, 2020
I.D.# 50011227

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STERLING GRACE MUNICIPAL SECURITIES CORP.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE
NOVEMBER 30, 2015

STERLING GRACE MUNICPAL SECURITIES CORP.

NOVEMBER 30, 2015

CONTENTS **Page**

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Sterling Grace Municipal Securities Corp.
Spotswood, New Jersey

We have audited the accompanying statement of financial condition of Sterling Grace Municipal Securities Corp. ("Company"), a New Jersey corporation, as of November 30, 2015, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Sterling Grace Municipal Securities Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Grace Municipal Securities Corp. as of November 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
January 28, 2016

STERLING GRACE MUNICIPAL SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2015

ASSETS

Cash and cash equivalents	$ 11,403,583
Securities owned - trading	13,285,300
Accrued interest receivable	396,360
Security deposits	1,995
Equipment, net of accumulated depreciation of $25,227	26,297
Total Assets	$ 25,113,535

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Payable to clearing broker	$ 18,086,503
Loans payable - related parties	1,500,000
Taxes payable	70,759
Accrued expenses	148,175
Total Liabilities	19,805,437
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDERS' EQUITY	5,308,098
Total Liabilities and Stockholders' Equity	$ 25,113,535

The accompanying notes are an integral part of these financial statements.

STERLING GRACE MUNICIPAL SECURITIES CORP.
STATEMENT OF OPERATIONS
YEAR ENDED NOVEMBER 30, 2015

REVENUE:	
Trading profit	$ 1,036,203
Interest	2,382,078
Unrealized loss	(5,015,648)
Total Revenue	(1,597,367)
OPERATING EXPENSES:	
Compensation	2,009,307
Payroll taxes	69,214
Employee benefits	332,735
Travel and entertainment	15,108
Telephone	7,741
Rent	56,556
Subscriptions	115,380
Office expense	10,101
Clearance charges	32,557
Regulatory fees and assessments	20,274
Interest expense - clearing broker	763,414
Professional fees	34,000
Insurance	2,405
Postage	1,285
Stationary & supplies	1,245
Depreciation	6,671
Other	480
Interest expense - other	34,703
Total Operating Expenses	3,513,176
INCOME BEFORE TAXES	(5,110,543)
TAX PROVISION	(600,645)
NET INCOME	$ (4,509,898)

STERLING GRACE MUNICIPAL SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED NOVEMBER 30, 2015

	Common Stock*	Retained Earnings	Stockholders' Equity
Balance, December 1, 2014	$ 48,000	$ 9,769,996	$ 9,817,996
Net income	-	(4,509,898)	(4,509,898)
Balance, November 30, 2015	$ 48,000	$ 5,260,098	$ 5,308,098

* 1,000 shares authorized, 100 shares issued, 96 outstanding.

STERLING GRACE MUNICIPAL SECURITIES CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED NOVEMBER 30, 2015

CASH FLOWS PROVIDED BY (USED FOR):	
OPERATING ACTIVITIES:	
Net income	$ (4,509,898)
Depreciation	6,671
Changes in certain assets and liabilities:	
Interest receivable	(16,849)
Payable to clearing broker	5,915,291
Taxes payable	(615,241)
Accrued expenses	16,776
Securities owned - trading	(899,643)
Net Cash Used in Operating Activities	(102,892)
FINANCING ACTIVITIES:	
Loan proceeds - related parties	1,000,000
Repayment of loans payable - related parties	(200,000)
Net Cash Provided by Financing Activities	800,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	697,108
CASH AND CASH EQUIVALENTS:	
Beginning of year	10,706,475
End of year	$ 11,403,583

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:	
Cash paid for:	
Interest	$ 798,118
Income taxes	$ 202,000

NOTE 1 - ORGANIZATION:

Organization:
Sterling Grace Municipal Securities Corp. (the "Company" or "Sterling") is a broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB) and the Securities Investor Protection Corporation (SIPC).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:
The Company considers all short-term investments, if any, with an original maturity of three months or less to be cash equivalents.

Equipment:
Equipment is stated at cost. Equipment is depreciated under the straight-line method over the estimated useful lives of the assets.

Revenue Recognition:
Investment income is recorded when earned. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed) and the net realized gain or loss on sales of securities is determined by the use of an average price calculation.

Security Valuation:
Fair Value Measurements establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Security Valuation: (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs are inputs (other than quoted prices included in Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are unobservable for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Municipal bonds: Valued using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility (Level 2 inputs). At November 30, 2015, the Company's securities owned are Level 2.

	Level 1	Level 2	Level 3	Total
Securities Owned:				
State and municipal bonds	$ -	$13,285,300	$ -	$13,285,300

Income Taxes:

The Company utilizes the accounting standards, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes are recognized between the basis of assets and liabilities for financial statement and income tax purposes. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. At November 30, 2015, the Company has reserved for all of the potential benefit from the carry-over of the net operating loss arising from the unrealized loss on investments. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Income Taxes:
The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. Tax returns for the 2012 and forward are subject to audit by federal and state jurisdictions. At November 30, 2015, there are no significant income tax uncertainties that are expected to have a material impact on the Company's 2015 financial statements.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after November 30, 2015, through January 28, 2016, the date which the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements, except as disclosed in Note 12.

NOTE 3 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with Hilltop Securities Inc. (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities and Exchange Commission Act. Under the terms of the Clearing Agreement, the Company is required to maintain a clearing deposit of $5,000.000 with the Clearing Broker/

The Agreement provides for its termination upon ninety (90) days notice from either party or default under its terms.

At November 30, 2015, the amount due to the Clearing Broker was $18,086,503. All amounts due to the Clearing Broker are collateralized by the municipal bonds held by the Company. The Clearing Broker charges interest monthly at varying rates. Interest expense amounted to $763,414 for the year ended November 30, 2015.

NOTE 4 - OFFICER LOAN:

On March 31, 2002, an officer of the Company loaned the Company $200,000. The loan, which bears interest at 8%, is unsecured and payable on demand. This loan was repaid in full at the beginning of 2015. Interest is paid annually. Interest incurred on this loan and charged to interest expense - other for the year ending November 30, 2014 amounted to $1,333.

NOTE 5 - LOANS PAYABLE-RELATED PARTIES:

On December 5, 2006, Spotswood Partners, a related entity, loaned the Company $500,000. The loan bears interest at 4.75%. The loan is unsecured and payable on demand. Interest is required to be paid semi-annually. Interest charged to interest expense-other, amounted to $23,750 for the year ending November 30, 2015.

On July 31, 2015, Brockton LLC, a related entity, loaned the Company $500,000. The loan bears interest at 4.59%. The loan is unsecured and payable on demand. Interest is payable on demand. Interest charged to interest expense-other, amounted to $7,733 for the year ending November 30, 2015.

On November 23, 2015, Brockton LLC, a related entity, loaned the Company $500,000. The loan bears interest at 4.59%. The loan is unsecured and payable on demand. Interest is payable on demand. Interest charged to interest expense-other, amounted to $440 for the year ending November 30, 2015.

The above loans are unsecured.

NOTE 6 - PENSION PLANS:

The Company sponsors a 401K and a Cash Balance Plan covering all full-time employees who have two years of service and are age 21 or older. Employer matching contributions to the plan are determined each year by the officers of the Company. The Company's contribution to these plans during the year ended November 30, 2015 was $141,000.

NOTE 7 - COMMITMENTS:

The Company renewed its 24 month non-cancelable operating office lease expiring February 2016, at a monthly rental of $4,714. The lease contains a tenant option to extend the terms of the lease for an additional two years. The option will be exercised by the Company. The rent will be increased on a yearly basis based on the Consumer Price Index. The future minimum rent payments required under such non-cancelable operating lease as of November 30, 2015 is as follows:

Year	
2016	$14,142

NOTE 8 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At November 30, 2015, the Company has net capital of $4,403,753, which was $4,289,157 in excess of its minimum dollar net capital requirement of $114,596.

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with the exemptive provision k(2)(ii) of rule 15c3-3. This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the "computation of reserve requirements."

NOTE 9 - INCOME TAXES:

The Company takes into consideration the effect of current and deferred taxes when determining its provision for income taxes. Deferred tax attributes resulting from differences between financial accounting amounts and amounts on the tax return. At November 30, 2015, the tax provision consists of the following:

	November 30, 2015
Federal tax provision, current	$ (600,000)
State tax provision, current	85,355
Deferred income tax benefit	(86,000)
	$ (600,645)

NOTE 10 - CONCENTRATION:

At November 30, 2015, the Company's state and municipal bonds owned consist of 89% of Puerto Rico bonds, geographically.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of institutional investors. These activities may expose the Company to off-balance-sheet credit risk in the event a customer is unable to fulfill its contracted obligation.

The Company trades almost exclusively in municipal bonds and is therefore exposed to risks associated with this market.

NOTE 12 - SUBSEQUENT EVENT:

In January, 2016, the Company borrowed an additional $500,000 from a related party.

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Stockholders
Sterling Grace Municipal Securities Corp.
Spotswood, New Jersey

We have audited the financial statements of Sterling Grace Municipal Securities Corp. as of and for the year ended November 30, 2015, and have issued our report thereon dated January 28, 2016, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, contained on page 13, has been subjected to audit procedures performed in conjunction with the audit of Sterling Grace Municipal Securities Corp.'s financial statements. The supplemental information is the responsibility of Sterling Grace Municipal Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
January 28, 2016

STERLING GRACE MUNICIPAL SECURITIES CORP.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NOVEMBER 30, 2015

NET CAPITAL:	
Total stockholder's equity qualified for net capital	$ 5,308,097
Deductions and Charges	
Nonallowable assets:	
Security deposits	$ 1,995
Petty cash	500
Accounts receivable	-
HRA account	3,396
Fixed assets, net	26,297
	32,188
Net Capital before haircuts on security positions	5,275,909
Haircuts on securities:	
Federal obligations	-
State and municipal obligations	833,294
Undue concentration	38,862
Total haircuts on securities positions	872,156
NET CAPITAL	$ 4,403,753
AGGREGATE INDEBTEDNESS:	
Items included in statements of financial condition:	
Accrued expenses	$ 148,175
Taxes payable	70,759
Loans payable - related parties	1,500,000
TOTAL AGGREGATE INDEBTEDNESS	$ 1,718,934
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Net Capital Requirement	$ 114,596
Excess net capital	$ 4,289,157
Net capital less greater of 10% of aggregate indebtedness or 120% of net capital requirement	$ 4,231,860
Percentage of aggregate indebtedness to net capital	39.03%
RECONCILIATION WITH COMPANY'S COMPUTATION:	
Included in Part IIA of Form X-17A-5 as of November 30, 2015	
Net capital, as reported in Company's (Unaudited) FOCUS report Part IIA	$ 4,403,753
Net audit adjustments	-
NET CAPITAL PER ABOVE	$ 4,403,753

See independent registered public accountants' report on supplementary information.

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Sterling Grace Municipal Securities Corp.
Spotswood, New Jersey

We have reviewed management's statements included in the accompanying Exemption Report, in which (1) Sterling Grace Municipal Securities Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sterling Grace Municipal Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) ("exemption provisions") and (2) Sterling Grace Municipal Securities Corp. stated that Sterling Grace Municipal Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Sterling Grace Municipal Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sterling Grace Municipal Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
January 28, 2016

Sterling Grace Municipal Securities Corp.
Exemption Report
November 30, 2015

Sterling Grace Municipal Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ending November 30, 2015, without exception.

STERLING GRACE MUNICIPAL SECURITIES CORP.

I, Mark A. Doyle, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Mark A. Doyle, President

Mark A. Doyle
President

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

JAN 29 2016

WASH, D.C.

To the Stockholders
Sterling Grace Municipal Securities Corp.
Spotswood, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended November 30, 2015, which were agreed to by Sterling Grace Municipal Securities Corp., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Sterling Grace Municipal Securities Corp.'s compliance with the applicable instructions of Form SIPC-7. Sterling Grace Municipal Securities Corp.'s management is responsible for Sterling Grace Municipal Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended November 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended November 30, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, if any; noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
January 26, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended NOVEMBER 30, 2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-020003 FINRA NOV 1/2/1976
STERLING GRACE MUNICIPAL
100 SUMMERHILL RD
SPOTSWOOD, NJ 08884

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

THOMAS MUNDY 732-251-2460

2. A. General Assessment (item 2e from page 2) $ 6468

B. Less payment made with SIPC-6 filed (exclude interest) (1014)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5454

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5454

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5454

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

STERLING GRACE MUNICIPAL SECURITIES
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 13 day of JANUARY, 20 16.

VICE PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning DEC 1, 2014
and ending NOV 30, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ (1,597,367)
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	5,015,367
Total additions	5,015,367
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	32,557
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 798,118	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	798,118
Total deductions	830,675
2d. SIPC Net Operating Revenues	$ 2,587,325
2e. General Assessment @ .0025	$ 6,468
	(to page 1, line 2.A.)